                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

              Under the Securities Exchange Act of 1934 (the "Act")

                               (Amendment No. 15)

                                AMREP Corporation
                                -----------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    032159105
                                    ---------
                                 (CUSIP Number)

                              Nicholas G. Karabots
                                  P.O. Box 736
                            Fort Washington, PA 19034
                                 (215) 643-5800

                                 With a copy to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                            18/th/ and Cherry Streets
                             Philadelphia, PA 19103

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 25, 2002
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

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CUSIP No. 032159105
--------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
        Nicholas G. Karabots
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group   (a) [_]  (b) [_]
--------------------------------------------------------------------------------
    3.  SEC Use Only
--------------------------------------------------------------------------------
    4.  Source of Funds   PF
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization   U.S.A.
--------------------------------------------------------------------------------

 Number of          7. Sole Voting Power     3,588,933
 Shares           --------------------------------------------------------------
 Beneficially       8. Shared Voting Power     0
 Owned by         --------------------------------------------------------------
 Each               9. Sole Dispositive Power     3,588,933
 Reporting        --------------------------------------------------------------
 Person With       10. Shared Dispositive Power     0
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person  3,588,933
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11)  54.6%
--------------------------------------------------------------------------------
    14. Type of Reporting Person   IN
--------------------------------------------------------------------------------

CUSIP No. 032159105
--------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
        Glendi Publications, Inc. 59-2235938
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group    (a) [_]    (b) [_]
--------------------------------------------------------------------------------
    3.  SEC Use Only
--------------------------------------------------------------------------------
    4.  Source of Funds   Not Applicable
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------

  Number of          7. Sole Voting Power     1,471,180
  Shares           -------------------------------------------------------------
  Beneficially       8. Shared Voting Power     0
  Owned by         -------------------------------------------------------------
  Each               9. Sole Dispositive Power     1,471,180
  Reporting        -------------------------------------------------------------
  Person With       10. Shared Dispositive Power     0
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person  1,471,180
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11)  22.4%
--------------------------------------------------------------------------------
    14. Type of Reporting Person   CO
--------------------------------------------------------------------------------

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CUSIP No. 032159105
--------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
        Kappa Media Group, Inc. 23-3047713
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group   (a) [_]   (b) [_]
--------------------------------------------------------------------------------
    3.  SEC Use Only
--------------------------------------------------------------------------------
    4.  Source of Funds   Not Applicable
--------------------------------------------------------------------------------
    5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e)   [_]
--------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization   Pennsylvania
--------------------------------------------------------------------------------

Number of         7. Sole Voting Power     410,000
Shares         -----------------------------------------------------------------
Beneficially      8. Shared Voting Power     0
Owned by       -----------------------------------------------------------------
Each              9. Sole Dispositive Power     410,000
Reporting      -----------------------------------------------------------------
Person With      10. Shared Dispositive Power     0
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person   410,000
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11)   6.2%
--------------------------------------------------------------------------------
    14. Type of Reporting Person   CO
--------------------------------------------------------------------------------

         This Amendment No. 15 to Schedule 13D ("Amendment No. 15") amends and supplements the prior statement on Schedule 13D (the "Statement") as filed by Nicholas G. Karabots on Amendment No. 14 to Schedule 13D filed on January 4, 2002, Amendment No. 13 to Schedule 13D filed November 30, 2001, Amendment No. 12 to Schedule 13D filed on October 24, 2001, Amendment No. 11 to Schedule 13D filed on June 6, 2000, Amendment No. 10 to Schedule 13D filed on July 31, 1996, Amendment No. 9 to Schedule 13D filed on September 25, 1995, Amendment No. 8 to
Schedule 13D filed on January 12, 1995, Amendment No. 7 to Schedule 13D filed on January 5, 1995, Amendment No. 6 to Schedule 13D filed on September 15, 1994, Amendment No. 5 to Schedule 13D filed on June 2, 1994, Amendment No. 4 to
Schedule 13D filed on March 1, 1994, and Amendment No. 3 to Schedule 13D filed on January 31, 1994. Amendment No. 3 to Schedule 13D amended and restated the entire text of the Statement on Schedule 13D filed on August 4, 1993, as amended by Amendment No. 1 filed on December 22, 1993 and Amendment No. 2 filed on January 21, 1994, all of which relate to the Common Stock (the "Common Stock"), $.10 par value, of AMREP Corporation, an Oklahoma corporation (the "Corporation"). In the event that any disclosure contained in this Amendment No. 15 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 15.

Item 3.      Source and Amounts of Funds or Other Consideration.

         Item 3 of the Statement is hereby amended by adding two new paragraphs following the last paragraph of Item 3 to read as follows:

         Mr. Karabots acquired beneficial ownership of an aggregate of 211,100 shares of Common Stock on October 25, 2002 pursuant to four Share Purchase Agreements (the "Agreements"), each dated October 25, 2002, between Mr. Karabots on the one hand and Greenplex Investments, L.L.C., Hart Interior Design Ltd., Rio Verde 120 Limited Liability Company, and Credo Investments, L.L.C. (the "Sellers") on the other hand, for an aggregate purchase price of $1,847,125, or $8.75 per share. Copies of the Agreements are attached hereto as Exhibit U, V, W and X and are all incorporated herein by reference. Mr. Karabots purchased these shares using his personal funds.

         Mr. Karabots acquired beneficial ownership of an aggregate of 2,000 shares of Common Stock on June 5, 2002 through the exercise of Non-Employee Director Stock Options for an aggregate exercise price of $13,030, whereby he purchased 500 shares at $6.59 per share, 500 shares at $7.75 per share, 500 shares at $5.84 per share and 500 shares at $5.88 per share. Mr. Karabots purchased these shares using his personal funds.

Item 4.      Purpose of the Transaction.

         Item 4 of the Statement is hereby amended by replacing the second sentence of the first paragraph in its entirety with the following:

         Mr. Karabots now beneficially owns approximately 54.6% of the outstanding Common Stock through direct and indirect holdings.

Item 5.      Interest in Securities of the Company.

         Item 5 of the Statement is hereby amended by deleting paragraphs (a) and (b) thereof and substituting therefor the following:

         (a) Mr. Karabots beneficially owns all of the 3,588,933 shares of the Common Stock reported on this Statement, which shares represent approximately 54.6% of the outstanding shares of the Common Stock./1/ Mr. Karabots beneficially owns 1,385,653 of such shares of the Common Stock directly, 1,471,180 of such shares indirectly through Glendi, 410,000 of such shares indirectly through Kappa, and the remaining 322,100 of such shares indirectly through the Foundation. In addition, 500 of the shares of Common Stock of the Company beneficially owned by Mr. Karabots represent options to purchase Common Stock which are currently exercisable.

         (b) Mr. Karabots has sole voting and sole dispositive power as to all of the 3,588,933 shares of the Common Stock reported on this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

         Item 6 of the Statement is hereby amended by adding a new twelfth paragraph by inserting the following paragraph immediately after the eleventh paragraph and before the last paragraph:

         On October 25, 2002, Mr. Karabots purchased an aggregate of 211,100 shares of the Common Stock for an aggregate purchase price of $1,847,125, or $8.75 per share pursuant to the Agreements with the Sellers. Copies of these agreements are attached hereto as Exhibit U, V, W and X and all are incorporated herein by reference.

Item 7.      Material Filed as Exhibits.

         Item 7 of the Statement is hereby amended by adding five new paragraphs following the last paragraph of Item 7 as follows:

         U. Share Purchase Agreement, dated October 25, 2002, by and between Nicholas G. Karabots and Greenplex Investments, L.L.C.

         V. Share Purchase Agreement, date October 25, 2002, by and between Nicholas G. Karabots and Hart Interior Design Ltd.

         W. Share Purchase Agreement, dated October 25, 2002, by and between Nicholas G. Karabots and Rio Verde 120 Limited Liability Company.

         X. Share Purchase Agreement, dated October 25, 2002, by and between Nicholas G. Karabots and Credo Investments, L.L.C.

---------------
/1/ The percentage of outstanding shares of Common Stock was calculated with reference to the number of shares outstanding as of July 31, 2002, reported in the Corporation's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2002, stated therein as amounting to 6,577,612.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 25, 2002                      /s/ Nicholas G. Karabots
                                             ---------------------------
                                             Nicholas G. Karabots


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             GLENDI PUBLICATIONS, INC.

Date:  October 25, 2002                      /s/ Nicholas G. Karabots
                                             ---------------------------
                                             Nicholas G. Karabots, Chairman


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             KAPPA MEDIA GROUP, INC.

Date:  October 25, 2002                      /s/ Nicholas G. Karabots
                                             ----------------------------
                                             Nicholas G. Karabots, Chairman